Exhibit (a)(13)

MEMORANDUM OF UNDERSTANDING

WHEREAS, (a) Michael Zumbluskas and Andrew James Dehn (collectively, “Plaintiffs,” and each a “Plaintiff”); and (b) Microfinancial Incorporated (“MFI” or the “Company”), Fortress Investment Group LLC (“Fortress”), MF Parent LP (“MF Parent”) and MF Merger Sub, Corp. (“Merger Sub”), and (c) Peter R. Bleyleben, Brian E. Boyle, Torrence C. Harder, Richard F. Latour, Fritz von Mehring, and Alan J. Zakon, (“Individual Defendants”) (collectively with Fortress, MF Parent, Merger Sub, “Defendants,” and with each of Defendants and Plaintiffs a “Party” and together the “Parties”), have reached an agreement providing for the settlement of substantially similar putative class actions, which are Zumbluskas v. Microfinancial, Inc., et al., C.A. No. 14-4026-BLS1 and Dehn v. Microfinancial, Inc., et al., C.A. No. 14-4042-BLS1 (collectively, the “Actions”), currently pending in the Business Litigation Session of the Massachusetts Superior Court for Suffolk County, on the terms and conditions set forth in this Memorandum of Understanding (“MOU”);

WHEREAS, on December 15, 2014, the Company announced that it had entered into a definitive Agreement and Plan of Merger dated December 13, 2014 (“Merger Agreement”) pursuant to which MF Parent would acquire all of MFI’s outstanding shares of common stock for $10.20 per share by means of a tender offer followed by a merger of Merger Sub into MFI (collectively, the “Proposed Transaction”);

WHEREAS, on December 23, 2014, an MFI shareholder, Michael Zumbluskas, filed a putative class action lawsuit challenging the Proposed Transaction on behalf of the public shareholders of MFI in the Business Litigation Session of the Massachusetts Superior Court for Suffolk County (the “Court”), against MFI, the Individual Defendants, Fortress, MF Parent, and Merger Sub, titled Zumbluskas v. Microfinancial, Inc., et al., C.A. No. 14-4026-BLS1;

WHEREAS, on December 24, 2014, an MFI shareholder, Andrew James Dehn, filed a putative class action lawsuit challenging the Proposed Transaction on behalf of the public shareholders of MFI in the Court against MFI, the Individual Defendants, Fortress, MF Parent, and Merger Sub, titled Dehn v. Microfinancial, Inc., et al., C.A. No. 14-4042-BLS1;

WHEREAS, Defendants retain all of their rights, objections and defenses in response to the Actions, including objections to personal jurisdiction;

WHEREAS, on December 19, 2014, the Company filed a Schedule 14D-9 (“Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) concerning the Proposed Transaction;

WHEREAS, on December 19, 2014, Merger Sub and MF Parent (together with certain of its affiliates) filed a Tender Offer Statement on Schedule TO (“Schedule TO”) with the SEC concerning the Proposed Transaction;

WHEREAS, on January 4, 2015, having reviewed the public filings related to the Proposed Transaction, and in consultation with a financial expert, Plaintiffs’ counsel made a written settlement demand on Defendants;

WHEREAS, counsel for the Plaintiffs in the Actions and counsel for Defendants in the Actions have engaged in extensive arm’s-length negotiations concerning a possible settlement of the Actions;

WHEREAS, during the course of such negotiations, Defendants have produced (at Plaintiffs’ request) certain non-public materials in the possession of Defendants and their financial advisors, and Plaintiffs and their financial experts have reviewed such materials;

WHEREAS, during these discussions and negotiations, and prior to entry into this MOU, the Parties did not discuss the appropriateness or amount of any award of attorneys’ fees and expenses to be paid to Plaintiffs’ counsel;

WHEREAS, counsel for all parties to the Actions have reached an agreement in principle, set forth in this MOU, providing for the settlement of the Actions between and among Plaintiffs, on behalf of themselves and the putative Class (as defined below), and Defendants, on the terms and subject to the conditions set forth below (the “Settlement”);

WHEREAS, Defendants have consented to conditional certification of the Actions as a class action consistent with Mass. R. Civ. P. 23 for settlement purposes only, as defined in Paragraph 5(a) hereinafter;

WHEREAS, Plaintiffs and their counsel have taken into consideration the strengths and weaknesses of Plaintiffs’ claim and have determined that a settlement of the Actions on the terms set forth in this MOU is fair, reasonable, adequate, and in the best interests of Plaintiffs and the putative Class, confers a substantial benefit upon them, and that it is reasonable to pursue a settlement of the Actions based upon the procedures outlined herein and the benefits and protections offered herein;

WHEREAS, entry into the MOU by Plaintiffs is not an admission as to the lack of any merit of any of the claims asserted in the Actions; and

WHEREAS, Defendants, solely to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegations made in the Actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled and dismissed on the terms set forth in this MOU;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the parties to the Actions have agreed as follows:

1.                                      As a result of the negotiations between and among the parties, it is agreed that, in consideration for the full settlement and release of the Settled Plaintiffs’ Claims (as defined below), MFI will provide additional disclosures set forth in an amendment to MFI’s Schedule 14D-9 to be filed with the SEC no later than January 9, 2015, which disclosures shall contain at least, the information reflected in Exhibit A hereto (the “Supplemental Disclosures”).  Prior to executing this MOU, Plaintiffs and their counsel were provided with and reviewed the Supplemental Disclosures.  Without admitting any wrongdoing, Defendants acknowledge that the filing and prosecution of the Actions and discussions with Plaintiffs’ counsel were the primary cause for the Supplemental Disclosures.

2.                                      The parties to the Actions will use their best efforts to agree upon, execute, and present to the Court within a reasonable amount of time following the completion of Plaintiffs’ counsel’s confirmatory discovery, a formal stipulation of settlement (“Stipulation”) and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Actions in the manner contemplated herein and by the Stipulation.

3.                                      The Stipulation shall provide that all proceedings in the Actions, except for confirmatory discovery and settlement-related proceedings (the “Settlement-Related Proceedings”) in the Court, shall be stayed until the Settlement-Related Proceedings are concluded.  In connection with Settlement-Related Proceedings, Defendants will provide Plaintiffs’ counsel with such reasonable further document and deposition discovery as may be reasonably necessary to confirm the fairness, reasonableness, and adequacy of the Settlement and the disclosures relating to the Proposed Transaction.  Plaintiffs intend to seek discovery into the financial analysis presented to the Board, the Board’s sales process, and other documents such as retainer agreements and banker’s books of financial advisors, in connection with the Proposed Transaction, while agreeing to negotiate in good faith in connection with same, reserve all objections to discovery relating to the financial analysis, based on all applicable privileges and immunities.  The parties will use their best efforts to complete confirmatory discovery and file the Stipulation of Settlement within 90 days of the date of execution of this MOU.

4.                                      Effective immediately upon the execution of this MOU, the parties shall refrain from further activities in the Actions, except for those related to or in furtherance of the Settlement or otherwise permitted herein, until the Settlement-Related Proceedings are concluded.  The Parties shall file a stipulation and proposed order to seek to consolidate the Actions pursuant to Mass. R. Civ. P. 42(a) and Superior Court Standing Order 1-07, designating the case Dehn v. Microfinancial, Inc., et al. as the lead case.  The parties shall jointly move for entry of an order in the Actions approving a stipulated protective order for confidential information to be executed by the parties.  Plaintiffs hereby consent to an extension of time for the Defendants to file any response to either of the Complaints in the Actions for a period of time lasting through and including ten (10) days after notification of the expiration of either settlement negotiations or Settlement-Related Proceedings.  Plaintiffs shall provide their consent to any motion by Defendants to extend the time period as described and consented to in the prior sentence.

5.                                      The Stipulation shall include, among other things, the following provisions:

(a)                                 the confirmation of the conditional certification of the Actions as a non-opt-out class action consistent with Mass. R. Civ. P. 23 on behalf of a Class consisting of all persons who have been record and beneficial owners of MFI common stock at any time during the period beginning on December 13, 2014  and ending on the date of the consummation of the Proposed Transaction, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them (the “Class,” to be composed of “Class Members”).  Excluded from the Class are Defendants and their affiliates, members of the immediate family of any Defendant, any entity in which a Defendant has or had a controlling interest, and the legal representatives, heirs, successors or assigns of any such excluded person;

(b)                                 an agreement to a form of notice to submit for Court approval if required by the Court (when approved by the Court, the “Notice”).  MFI shall be responsible for providing any required Notice of the Settlement to the members of the Class in the form and manner directed by the Court.  MFI shall pay all costs and expenses incurred in filing and distributing the Disclosures to its shareholders and providing Notice of the Settlement to the Class Members, with the understanding that such Notice is to be made by U.S. mail unless otherwise ordered by the Court;

(c)                                  the complete discharge, dismissal with prejudice on the merits, release and settlement, to the fullest extent permitted by law, of all known and unknown claims of every nature and description whatsoever, against Defendants and their respective predecessors, successors-in-interest, parents, subsidiaries, affiliates, investment funds, co-investment entities, investment holding companies, representatives, agents, insurers, trustees, executors, heirs, spouses, marital communities, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them, and each of their respective predecessors, successors-in-

interest, parents, subsidiaries, affiliates, investment funds, co-investment entities, investment holding companies, representatives, agents, insurers, trustees, executors, heirs, spouses, marital communities, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them (including, without limitation, any investment bankers, accountants, insurers, reinsurers or attorneys and any past, present or future officers, directors, partners and employees of any of the foregoing) (collectively, the “Released Parties”), that have been or could have been asserted by Plaintiffs or any member of the Class in their capacity as shareholders, in any forum, including class, derivative, individual, or other claims, whether state, federal, or foreign, common law, statutory, or regulatory, including, without limitation, claims under the federal securities laws or the federal antitrust laws, arising out of, related to, or concerning (i) the allegations contained in the Actions, (ii) the Proposed Transaction, (iii) the Schedule 14D-9, the Schedule TO and any amendments to either of the foregoing or any other disclosures or filings relating to the Proposed Transaction, or alleged failure to disclose, with or without scienter, material facts to shareholders in connection with the Proposed Transaction, (iv) the events leading to, connected to or relating to, the Proposed Transaction, (v) the negotiations with any person or entity in connection with the Proposed Transaction, (vi) any agreements relating to the Proposed Transaction and any action taken in connection with the same, or to effectuate and consummate the Proposed Transaction, and any compensation or other payments made to any of the Defendants in connection with the Proposed Transaction, (vii) any alleged aiding and abetting of any of the foregoing, and (viii) any and all conduct by any of the Defendants or any of the other Released Parties arising out of or relating in any way to the Proposed Transaction or the negotiation or execution of this MOU and any subsequent Stipulation of Settlement (collectively, the “Settled Plaintiffs’ Claims”);

(d)                                 that Plaintiffs and their respective agents, including without limitation their counsel, will receive from Defendants and Released Parties, as well as their successors and assigns, a full release from any and all claims or sanctions, including unknown claims, arising out of the institution, prosecution, settlement, or resolution of the Actions; provided, however, that the Defendants and Released Parties shall retain the right to enforce in the Court the terms of this MOU, the Settlement or the Stipulation (collectively, the “Settled Defendants’ Claims”);

(e)                                  a statement that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the Plaintiffs, the Class or anyone else;

(f)                                   a statement that Defendants are entering into the Settlement solely because it will eliminate the uncertainty, distraction, burden, and expense of further litigation;

(g)                                  a statement that Plaintiffs believe that their claim had substantial merit when filed and are settling these claims because they believe that the Supplemental Disclosures will provide substantial value to the shareholders of MFI;

(h)                                 a statement that entry into the Settlement by Plaintiffs is not an admission as to the lack of any merit of any of the claims asserted in the Actions;

(i)                                     a statement that Plaintiffs have concluded that the Settlement is fair and adequate, and that it is reasonable to pursue the Settlement based upon the terms and procedures outlined herein;

(j)                                    a statement that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings;

(k)                                 an Order, subject to further Order of the Court, that pending Final Court Approval of the Settlement, Plaintiffs and all members of the Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any of the Settled Plaintiffs’ Claims, either directly, representatively, derivatively, or in any other capacity, against any Released Parties; and

(l)                                     a statement that:  (i) the releases contemplated by the Stipulation shall extend to Settled Plaintiffs’ Claims and Settled Defendants’ Claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release; and (ii) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs and Defendants acknowledge, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for and is an integral element of the Settlement.

6.                                      This MOU shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if:  (a) the Settlement does not obtain Final Court Approval for any reason; (b) the Proposed Transaction is not consummated for any reason; (c) any additional putative class action lawsuit challenging the Proposed Transaction on behalf of the public shareholders of MFI is served or filed prior to the final dismissal of the Actions and the plaintiff(s) in any such lawsuit(s) do not agree to be bound by the terms of this MOU, or (d) the Court declines to certify a mandatory non-opt out Class as requested in the Stipulation.  In the event any party withdraws from the Settlement, this MOU shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions, except in any proceedings to enforce the MOU or the Settlement.  Should the Stipulation not be executed or not be consummated in accordance with the terms described herein, or the Proposed Transaction not be consummated for any reason, the Settlement shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to the Actions.  In such event, and consistent with the applicable evidentiary rules, neither the existence of this MOU nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Actions or in any other proceeding, provided, however, that nothing herein shall preclude use of the MOU in connection with any application for an award of fees and expenses by Plaintiffs’ counsel.

7.                                      No fees or expenses shall be paid to counsel for Plaintiffs by Defendants pursuant to the MOU in the absence of consummation of the Proposed Transaction and approval of the release set forth in Paragraph 5(c).  Plaintiffs and Plaintiffs’ counsel reserve the right to make a fee application if the Proposed Merger is not consummated, and Defendants reserve all rights to oppose such an application.

8.                                      Upon Final Approval of the Settlement, each Class Member covenants not to sue, and each Class Member shall be barred from suing, any Defendant or any other Released Party for any Settled Claim.

9.                                      If any action is currently pending or is later served or filed in any state or federal court asserting claims that are related or similar to the subject matter of the Actions prior to Final

Court Approval of the proposed Settlement, Plaintiffs shall cooperate with the Defendants in obtaining the dismissal or withdrawal of such litigation, including, where appropriate, joining in any motion to dismiss such litigation.

10.                               This MOU will be executed by counsel for the parties to the Actions, each of whom represent and warrant that they have the authority from their client(s) to enter into this MOU and bind their clients thereto.  Plaintiffs represent and warrant that they each have been a shareholder of MFI at all relevant times, that as of the date hereof, they each continue to hold stock in the Company, and shall provide written proof thereof, if requested by Defendants, before execution of the Stipulation, and that none of Plaintiffs’ claims or causes of action referred to in any complaint in the Actions or this MOU have been assigned, encumbered, or in any manner transferred, in whole or in part.

11.                               This MOU, the Stipulation, and the Settlement shall each be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its principles governing choice of law.  The parties agree that any dispute arising out of or relating in any way to this MOU, the Stipulation, or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court, and the parties expressly waive any right to demand a jury trial as to any such dispute.

12.                               This MOU may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this MOU.

13.                               The provisions contained in this MOU shall not be deemed a presumption, concession or admission by any party of any fault, liability, wrongdoing, or any infirmity or weakness of any claim or defense, as to any facts or claims that have been or might be alleged or asserted in the Actions, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal, or administrative, for any purpose other than as provided expressly herein.

14.                               This MOU shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors, and assigns.

15.                               Subject to the terms and conditions of this MOU, the terms and conditions of the Stipulation contemplated hereby and subject to Final Approval of the Settlement and such fees and expenses awarded by the Court, MFI and the Individual Defendants and/or their insurance carrier shall pay such fees and expenses as may be awarded by the Court within 20 business days after the entry of the order awarding such fees and expenses.  Such fees and expenses shall be sought only against MFI and the Individual Defendants.  The parties agree to negotiate the amount of attorneys’ fees and expenses in good faith after all substantive elements of the Stipulation have been agreed upon.  Plaintiffs agree only to seek, and Defendants agree not to oppose, fees and expenses from the Court in the amount negotiated and agreed to with counsel for Defendants in the Actions, assuming such negotiations are successful and agreement is reached.  Plaintiffs agree that there shall be only one application for a fee award, and that such application shall be made in the Court.  In the event the parties are unable to reach agreement concerning such fees and expenses, Defendants may oppose the amount of any application for fees and expenses made by Plaintiffs, but agree not to contest Plaintiffs’ counsel’s entitlement to some amount of fees.  If the parties are unable to reach agreement regarding a reasonable award of fees and expenses, the parties intend to, and do, preserve all arguments in connection with any petition for attorneys’ fees and expenses by Plaintiffs’ counsel to the extent that such arguments do not directly contradict the facts set forth in this MOU.  Any failure by the parties to reach agreement in the Stipulation on an amount of fees and expenses, or by the Court to approve the amount of such fees and expenses, shall not affect the validity of the Settlement.  In the event that any order awarding fees and expenses is reversed or modified on appeal, Plaintiffs’ counsel are jointly and severally obligated to refund the amount by which the fees and expenses were reduced and all interest accrued or accumulated thereon within ten business days of such reduction or modification to the payor of such amount.  Plaintiffs’ counsel shall be solely responsible for allocating any fees and expenses awarded by the Court among counsel for any settlement Class Member.  Except as provided herein, neither Plaintiffs, nor Plaintiffs’ counsel, nor any Class Member shall seek any other fees, expenses, or compensation relating to the Actions, and the Released Parties shall bear no other expenses, costs, damages, or fees alleged or incurred by the Plaintiffs, by any Class Member, or by any of their attorneys, experts, advisors, agents, or representatives.

16.                               The parties to the Actions will present the Settlement to the Court for hearing and approval as soon as reasonably practicable following dissemination of appropriate notice to Class members, and will use their best efforts to obtain Final Court Approval of the Settlement and the dismissal of the Actions with prejudice and without costs to any party, except as expressly provided herein.  As used herein, “Final Court Approval” of the Settlement means that the Court has entered an order approving the Settlement in accordance with the Stipulation, and such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for re-argument, appeal or review, by leave, writ of certiorari, or otherwise, has expired.

17.                               Accordingly, the “Final Court Approval Date” of the Settlement shall be the date on which the Final Court Approval approving the settlement and dismissal of the Actions becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise.

18.                               This MOU may be executed in any number of actual or telecopied counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original.  The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

[signature pages follow]

IN WITNESS WHEREOF, the parties have executed this MOU effective as of the date set forth below.

DATED: January 9, 2015

LEVI & KORSINSKY, LLP

/s/ Shannon L. Hopkins
Shannon L. Hopkins
733 Summer Street, Suite 304
Stamford, CT 06901
Tel.: (212) 363-7500
Fax: (866) 367-6510
shopkins@zlk.com

Counsel for Plaintiff Andrew James Dehn

BLOCK & LEVITON, LLC

/s/ Jason M. Leviton
Jason M. Leviton
155 Federal Street
Suite 1303
Boston, MA 02110
Tel.: (617) 398-5600
Fax: (617) 507-6020
jason@blockesq.com

Counsel for Plaintiffs Andrew James Dehn and Michael Zumbluskas

MILBERG LLP

/s/ Kent A. Bronson
Kent A. Bronson
One Pennsylvania Plaza
49th Floor
New York, New York 10119
Tel: (212) 594-5300

Counsel for Plaintiff Michael Zumbluskas

EDWARDS WILDMAN PALMER LLP

/s/ John J. Tumilty
John J. Tumilty
111 Huntington Ave.
Boston, MA 02199
Tel: (617) 951-3372
Fax: (617) 227-4420
jtumilty@edwardswildman.com

Counsel for Defendants MicroFinancial Incorporated, Peter R. Bleyleben, Brian E. Boyle, Torrence C. Harder, Richard F. Latour, Fritz von Mehring, and Alan J. Zakon

MILBANK, TWEED, HADLEY & MCCLOY LLP

/s/ Alan J. Stone
Alan J. Stone
1 Chase Manhattan Plaza
New York, NY 10005
Tel: (212) 530-5285
Fax: (212) 822-5285
astone@milbank.com

Counsel for Defendants MF Parent LP, MF Merger Sub Corp. and Fortress Investment Group LLC

ROPES & GRAY LLP

/s/ Peter L. Welsh
Peter L. Welsh
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Tel: (617) 951-7865
Peter.Welsh@ropesgray.com

Counsel for Defendants MF Parent LP, MF Merger Sub Corp. and Fortress Investment Group LLC

[Signature Page to Memorandum of Understanding]